For six months ended February 28, 2006
                          Attachment 77M to form N-SAR
                                File No. 811-4338

1. The Board of Trustees of the Heritage Series Trust, at a special meeting held on September 13, 2005, unanimously approved, subject to shareholder approval, an Agreement and Plan of Reorganization concerning the reorganization of Growth Equity Fund, a series of Heritage Series Trust, into Heritage Capital Appreciation Trust.

2. An Agreement and Plan of Reorganization was approved by Growth Equity Fund shareholders on December 20, 2005.

3. On the close of business on December 23, 2005, the Heritage Capital Appreciation Trust acquired all the assets and liabilities of the Heritage Series Trust - Growth Equity Fund pursuant to a plan of reorganization.

4. Each shareholder of the Growth Equity Fund received the number of full and fractional shares equal in value to that shareholder's shares of the corresponding class of Capital Appreciation Trust as of the closing date on December 23, 2005.